UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Pure Cycle Corporation

(Name of Issuer)

Common Stock, Par Value 1/3 of $.01

(Title of Class of Securities)

746228 30 3

(CUSIP Number)

Ryan T. Clark, manager of TPC Ventures, LLC

8451 Delaware Street, Thornton, CO 80260 (303) 292-3456

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TPC Ventures, LLC IRS Identification: 20-2757519

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ NA

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,239,705

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,239,705

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ryan T. Clark

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ NA

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,239,705

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,239,705

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 736228 30 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas P. Clark Annuity Trust u/a/d April 29, 2005 IRS Identification: 20-6526807

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ NA

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,239,705

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,239,705

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 (“Common Stock”), of Pure Cycle Corporation, a Delaware Corporation (the “Company”).  The Company’s principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2.	Identity and Background
(a)

This Schedule 13D/A is being filed by TPC Ventures, LLC (the “LLC”), Ryan T. Clark (“R Clark”) and the Thomas P. Clark Annuity Trust u/a/d April 29, 2005 (the “Trust”) (collectively R Clark, the LLC and the Trust are referred to as the “Reporting Persons”).

(b)	The principal business address for the Reporting Persons is the address for the Company’s executive offices as listed above.
(c)

R Clark is self-employed.  The LLC is incorporated in the State of Colorado.  The principal business address for the Reporting Persons is the same as the principal executive offices of the Company as listed above.

(d)(e)

During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	R Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable

Item 4.	Purpose of Transaction
Not applicable

Item 5.	Interest in Securities of the Issuer
(a)

As of September 19, 2007, the LLC is the direct beneficial owner of 1,239,705 shares of Common Stock, or 7.2% of the outstanding Common Stock of the Company.

The Trust, due to its majority ownership of the LLC, and R Clark as sole trustee of the Trust and as manager of the LLC, may be deemed to have indirect beneficial ownership of the 1,239,705 shares (7.2% of the total outstanding Common Stock) owned by the LLC.

(b)	By reason of his role as manager, R Clark has the sole power to dispose of and vote 1,239,705 shares of Common Stock owned by the LLC.
(c)

On August 28, 2007, the LLC distributed 200,000 shares of Common Stock to an unrelated party pursuant to the Trust.

On July 24, 2007, the LLC sold 180,000 shares of Common Stock for $7.75 per share to unrelated parties.

(d)	None
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2007

/s/ Ryan T. Clark
Ryan T. Clark, Manager
TPC Ventures, LLC

/s/ Ryan T. Clark
Ryan T. Clark

/s/ Ryan T. Clark
Ryan T. Clark, Trustee
Thomas P Clark Annuity Trust u/a/d April 29, 2005